mk

[redacted]

UNITED STATES
[redacted]ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

08027492

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44695

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **INVEX, Inc. and Subsidiary**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Brickell Key Drive, Suite 400
(No. and Street)

Miami	**Florida**	**33131**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Gerardo Reyes Retana — **786-425-1717**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

200 South Biscayne Blvd., Suite 400	**Miami**	**Florida**	**33131**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 28 2008
Washington, DC
101

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/12/09

OATH OR AFFIRMATION

I, Gerardo Reyes Retana, swear that, to the best of my knowledge and belief the accompanying consolidated financial statements for the years ended December 31, 2007 and 2006, and supplemental schedule as of December 31, 2007 pertaining to INVEX, Inc. and Subsidiary (the "Company") are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

CAROLINA J. CARMONA
Notary Public - State of Florida
My Commission Expires Aug 4, 2009
Commission # DD458344
Bonded By National Notary Assn.

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Consolidated Statements of Financial Condition.
- [x] (c) Consolidated Statements of Operations.
- [x] (d) Consolidated Statements of Cash Flows.
- [x] (e) Consolidated Statements of Shareholder's Equity.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors (not applicable).
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (not applicable as it is exempt from requirements, see footnote 8 of the consolidated financial statements).
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (not applicable as it is exempt from requirements, see footnote 8 of the consolidated financial statements).
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not applicable).
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report (not applicable).
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (not applicable).

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVEX, Inc. and Subsidiary

Consolidated Financial Statements as of and for the Years Ended December 31, 2007 and 2006, Supplemental Schedule as of December 31, 2007, Independent Auditors' Report, and Supplemental Report on Internal Control

* * * * * *

Filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934

INVEX, INC. AND SUBSIDIARY

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Certified Public Accountants
Suite 400
200 South Biscayne Boulevard
Miami, FL 33131-2310
USA

Tel: +1 305 372 3100
Fax: +1 305 372 3160
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of
INVEX, Inc.
Miami, Florida

We have audited the accompanying consolidated statement of financial condition of INVEX, Inc., a Delaware corporation wholly owned by INVEX, Casa de Bolsa, S.A. de C.V., and subsidiary (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the 2007 basic consolidated financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the 2007 basic consolidated financial statements taken as a whole.

Deloitte + Touche LLP

February 20, 2008

INVEX, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION AS OF DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS		
CASH AND CASH EQUIVALENTS	$ 5,479,866	$ 1,650,875
RESTRICTED CASH	505,728	417,848
DEPOSITS WITH CLEARING BROKER	196,061	186,309
SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL	44,993,614	62,856,966
SECURITIES OWNED—At market value	9,410,546	11,407,849
RECEIVABLES FROM OTHER BROKERS AND DEALERS	782,638	392,055
RECEIVABLE FROM CLEARING BROKER	314,810	455,349
DEFERRED TAX ASSET—Net	5,144	177,499
INTEREST AND ACCOUNTS RECEIVABLE	172,354	87,482
FURNITURE AND EQUIPMENT, net of accumulated depreciation of $331,668 and $281,813 in 2007 and 2006, respectively	182,745	161,675
OTHER ASSETS	274,057	107,347
TOTAL	$ 62,317,563	$ 77,901,254
LIABILITIES AND SHAREHOLDER'S EQUITY		
LIABILITIES:		
Payables to customers	$ 44,978,906	$ 62,794,996
Other liabilities	397,567	409,050
Total liabilities	45,376,473	63,204,046
COMMITMENTS (Note 9)		
SHAREHOLDER'S EQUITY:		
Common stock, $1 par value—1,000 shares authorized; issued and outstanding	1,000	1,000
Additional paid-in capital	9,999,000	9,999,000
Retained earnings	6,941,090	4,697,208
Total shareholder's equity	16,941,090	14,697,208
TOTAL	$ 62,317,563	$ 77,901,254

See notes to consolidated financial statements.

INVEX, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
REVENUES:		
Commissions	$ 6,616,097	$5,758,183
Interest income	969,092	794,809
Trading income—net	185,205	97,597
Advisory fees (Note 11)	209,555	301,201
Total revenues	7,979,949	6,951,790
EXPENSES:		
Employee compensation and benefits	1,951,496	1,723,060
Subscriptions, dues and clearing fees	726,172	618,241
Communications	122,656	100,292
Professional fees	604,273	530,148
General and administrative	332,745	396,401
Interest expense	248,932	288,445
Occupancy and equipment rental	287,598	269,528
Total expenses	4,273,872	3,926,115
INCOME BEFORE PROVISION FOR INCOME TAXES	3,706,077	3,025,675
PROVISION FOR INCOME TAXES	(1,462,195)	(1,013,563)
NET INCOME	$ 2,243,882	$2,012,112

See notes to consolidated financial statements.

INVEX, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE—December 31, 2005	$ 1,000	$ 9,999,000	$ 2,685,096	$ 12,685,096
Net income			2,012,112	2,012,112
BALANCE—December 31, 2006	1,000	9,999,000	4,697,208	14,697,208
Net income			2,243,882	2,243,882
BALANCE—December 31, 2007	$ 1,000	$ 9,999,000	$ 6,941,090	$ 16,941,090

See notes to consolidated financial statements.

INVEX, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 2,243,882	$ 2,012,112
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	69,633	127,744
Loss on sale of furniture and equipment	6,141	3,175
Deferred tax provision (benefit)	172,355	(32,843)
Decrease (increase) in assets:		
Deposits with clearing broker	(9,752)	(9,537)
Securities purchased under agreements to resell	17,863,352	4,668,490
Securities owned—at market value	1,997,303	(698,924)
Receivables from other brokers and dealers	(390,583)	501,737
Receivable from clearing broker	140,539	(169,320)
Interest and accounts receivable	(84,872)	66,624
Other assets	(166,710)	71,149
(Decrease) increase in liabilities:		
Payables to customers	(17,816,090)	(4,614,492)
Other liabilities	(11,483)	1,303
Net cash provided by operating activities	4,013,715	1,927,218
CASH FLOWS FROM INVESTING ACTIVITIES:		
Increase in restricted cash	(87,880)	(417,848)
Purchases of furniture and equipment	(111,844)	(29,613)
Proceeds from sales of furniture and equipment	15,000	2,000
Net cash used in investing activities	(184,724)	(445,461)
NET INCREASE IN CASH AND CASH EQUIVALENTS	3,828,991	1,481,757
CASH AND CASH EQUIVALENTS—Beginning of year	1,650,875	169,118
CASH AND CASH EQUIVALENTS—End of year	$ 5,479,866	$ 1,650,875
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION—Cash paid during the year for:		
Interest	$ 248,932	$ 293,698
Income taxes	$ 1,420,686	$ 927,000

See notes to consolidated financial statements.

1. ORGANIZATION

INVEX, Inc. ("INVEX"), a Delaware corporation, was incorporated on January 30, 1992, and received its broker/dealer registration from the Securities and Exchange Commission (the "SEC") on March 24, 1992. INVEX is wholly owned by INVEX, Casa de Bolsa, S.A. de C.V. (the "Parent") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") (formerly known as the National Association of Securities Dealers, Inc.). The Parent's business activities include underwriting and proprietary trading in Mexican securities. The Parent is a member of the Mexican-based financial group, INVEX, Grupo Financiero, S.A. de C.V.

INVEX is an FINRA-registered securities broker/dealer offering brokerage services for the Mexican clients of its Parent, as well as executing proprietary trading for the firm. The majority of INVEX's and its wholly owned subsidiary, INVEX USA's (collectively, the "Company") revenue relates to commissions and markups attributable to customer transactions.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company, after the elimination of all intercompany balances and transactions.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents—Cash and cash equivalents include cash on deposit at banks and depository institutions. The Company considers all highly liquid investments (including money market funds) with original maturities of three months or less to be cash equivalents.

Restricted Cash—Restricted cash primarily represents cash deposited with an investment banking firm in connection with the credit default swap agreement described in Note 12.

Securities Transactions—Securities transactions, commission income and related expenses are recorded on a trade-date basis. Securities owned and securities sold but not yet purchased are stated at quoted market values with unrealized gains and losses reflected in trading income or loss—net on the accompanying consolidated statements of operations. Commissions consist primarily of markups on bonds sold to customers.

Securities purchased under agreements to resell are collateralized financing transactions. As of December 31, 2007 and 2006, the securities purchased under agreements to resell have been pledged as collateral for the payables to customers and represent transactions that primarily mature within 5 business days.

Securities owned inventory is carried at fair value, which is primarily estimated based on quoted market prices for those or similar instruments (see Note 3). Changes in fair value of securities owned are recorded in the consolidated statements of operations as trading income or losses.

Furniture and Equipment—Furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, which range from three to five years.

Income Taxes—Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Recent Accounting Pronouncements Affecting the Company—In December 2006, the Financial Accounting Standards Board ("FASB") issued Statement No. 157, *Fair Value Measures*. FASB Statement No. 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measures required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. FASB Statement No. 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, *Effective Date of FASB Statement No. 157,* which defers the effective date of FASB Statement No. 157 for nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008. The Company is currently evaluating the impact of adopting this statement on its consolidated financial statements.

In February 2007, the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — including an Amendment of FASB Statement No. 115*. FASB Statement No. 159 permits enterprises to choose to measure many financial instruments and certain other items at fair value in order to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. FASB Statement No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of adopting this statement on its consolidated financial statements.

In June 2006, FASB issued FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes,* an interpretation of FASB Statement No. 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation additionally provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. In February 2008, the FASB issued FASB Staff Position ("FSP") No. FIN 48-2, *Effective Date of Interpretation No. 48 for Certain Nonpublic Enterprises*. FSP FIN No. 48-2 defers the effective date of FIN 48, for certain nonpublic enterprises as defined in paragraph 289, as amended, of FASB Statement No. 109, *Accounting for Income Taxes*. The Company evaluated and determined that it met the deferral criteria described in FSP FIN 48-2 and, accordingly, elected to adopt FIN 48 as of January 1, 2008. The Company is currently evaluating the impact of adopting this interpretation on its consolidated financial statements.

3. SECURITIES INVENTORY

The components of securities inventory at December 31, 2007 and 2006, are as follows:

	2007	2006
Domestic—U.S. corporate equity securities	$ 520,194	$ 2,710,300
Domestic—U.S. corporate debt securities	50,065	
Foreign—commercial paper		4,994,167
Foreign—debt instruments	8,840,287	3,703,382
	$ 9,410,546	$ 11,407,849

4. RECONCILIATION OF ASSETS, LIABILITIES AND SHAREHOLDER'S EQUITY

A reconciliation of the amounts reported in the Company's consolidated financial statements herein to amounts reported by the Company on its unconsolidated Part IIA of Form X-17A-5, filed with the SEC for the year ended December 31, 2007, is as follows:

	Part IIA of Form X-17A-5	Reclassifications	Adjustments	Consolidation of Subsidiaries	Consolidated Financial Statements
Assets:					
Cash and cash equivalents	$ 234,704	$ 5,235,385	$	$ 9,777	$ 5,479,866
Restricted cash		505,728			505,728
Deposits with clearing broker		196,061			196,061
Securities purchased under agreements to resell				44,993,614	44,993,614
Securities owned—at market value	13,352,715	(5,300,832)	(7)	1,358,670	9,410,546
Receivables from other brokers and dealers	1,910,971	(1,128,351)	9	9	782,638
Receivable from clearing broker		314,810			314,810
Deferred tax asset—net		5,144			5,144
Interest and accounts receivable		172,355	(1)		172,354
Furniture and equipment—net of accumulated depreciation	182,745				182,745
Investment in subsidiary	1,383,192		(28)	(1,383,164)	
Other assets	274,358	(300)	(1)		274,057
Total	$ 17,338,685	$	$ (28)	$ 44,978,906	$ 62,317,563
Liabilities:					
Payables to customers	$	$	$	$ 44,978,906	$ 44,978,906
Payables to brokers or dealers	71	(71)			
Other liabilities	397,501	71	(5)		397,567
Total liabilities	397,572		(5)	44,978,906	45,376,473
Shareholder's equity	16,941,113		(23)		16,941,090
Total	$ 17,338,685	$	$ (28)	$ 44,978,906	$ 62,317,563

5. INCOME TAXES

The Company uses an asset and liability approach for financial accounting and reporting of income taxes. This method gives consideration to the future tax consequences associated with carryforwards and with temporary differences between financial accounting and tax bases of assets and liabilities. These differences relate primarily to depreciation and capital loss carryforwards.

The Company has no significant permanent differences between the reported amount of income tax expense and the amount of income tax expense that would result from applying the federal statutory rates to pretax income from continuing operations. The difference between the statutory rate of 34% and the effective rate in 2007 and 2006 is primarily due to state income taxes and permanent differences between book and tax income.

The Company has a capital loss carryforward of $33,395 ($11,354, tax effected) as of December 31, 2007, which can be used to offset future capital gains and expires in 2009. Management believes that, based on the available evidence, a valuation allowance is not necessary because it does not expect that any of the capital loss carryforward will expire unused. Therefore, it is considered more likely than not that the benefit related to the capital loss carryforward will be realized.

The summary of the Company's provision for income taxes for the years ended December 31, 2007 and 2006, is as follows:

	2007	2006
Current tax provision:		
Federal	$1,345,833	$ 1,008,313
Utilization of capital loss carryforwards	(121,542)	(25,788)
State	65,549	63,881
Total	1,289,840	1,046,406
Deferred tax provision (benefit)	172,355	(32,843)
Provision for income taxes	$1,462,195	$ 1,013,563

The summary of the tax effects of attributes that give rise to deferred tax assets and liability as of December 31, 2007 and 2006, is as follows:

	2007	2006
Deferred tax assets and liability:		
Asset—capital loss carryforward	$ 11,354	$ 136,407
(Liability) asset—depreciation	(6,210)	41,092
Net deferred tax asset	$ 5,144	$ 177,499

6. TRANSACTION WITH CLEARING BROKERS

The Company clears its U.S. securities transactions and customers' transactions on a fully disclosed basis through nonaffiliated clearing brokers.

7. NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). The Company has elected to compute minimum net capital under the Alternative Net Capital method under Rule 15c3-1(f), which requires maintenance of minimum net capital of the greater of 2% of aggregate debit items or $250,000 at December 31, 2007 and 2006. At December 31, 2007 and 2006, the Company had net capital as defined by Rule 15c3-1(f) of $12,523,476 and $11,259,146, respectively, which was $12,273,476 and $11,009,146 in excess of the required minimum net capital, respectively.

8. RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such rule) of the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits all customer funds and delivers all customer securities received to the clearing broker and does not otherwise hold funds or securities of customers or dealers.

Because of such exemption, the Company is not required to prepare a determination of reserve requirement, and the Company is not subject to the provisions of Rule 15c3-3 pertaining to the possession or control requirements for broker dealers.

9. COMMITMENTS

The Company leases office space under an operating lease in Dallas, Texas, and Miami, Florida. The lease in Dallas, Texas, expires on March 31, 2009, and the lease in Miami, Florida, expires on May 31, 2011. These leases provide for minimum annual rentals, which are subject to escalation clauses for operating costs and taxes. The future minimum lease payments for the Company are as follows:

Years Ending December 31	
2008	$ 256,257
2009	196,927
2010	180,696
2011	76,211
Total	$ 710,091

Rent expense totaled $230,295 and $227,040, net of sublease income of $23,881 and $23,661, for the years ended December 31, 2007 and 2006, respectively.

10. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company's securities transactions involve executions and settlements of various securities transactions as principal. These activities may expose the Company to risk in the event that counterparties are unable to fulfill contractual obligations.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. The introduced customers are generally institutional or high-net-worth retail customers.

The Company's policy is to take possession of securities purchased under agreements to resell. The Company monitors the market value of the assets acquired to ensure their adequacy as compared to the amount at which the securities will be subsequently resold, as specified in the respective agreements. The agreements provide that, where appropriate, the Company may require the delivery of additional collateral.

11. RELATED-PARTY TRANSACTIONS

The Company paid an annual fee totaling approximately $107,000 and $103,000 to the Parent during 2007 and 2006, respectively, for use of the name "INVEX." During 2007 and 2006, the Company additionally paid approximately $8,000 and $9,000, respectively, to the Parent for software licenses. These fees are presented as a component of professional fees in the accompanying consolidated statements of operations.

In 2007 and 2006 INVEX received approximately $210,000 and $301,000, respectively, from Spira de Mexico, S.A. de C.V., an affiliate company based in Mexico for advisory services. These advisory fees are recorded as a component of revenues in the accompanying consolidated statements of operations. The agreement for these advisory services expired during 2007 and was not renewed.

The Company has approximately $7,000 and $15,000 of receivables at December 31, 2007 and 2006, respectively, from employees related to personal expenses on the employees' corporate charge cards and cell phone charges. Such amounts are included in interest and accounts receivable in the accompanying consolidated statements of financial condition.

12. CREDIT DEFAULT SWAP AGREEMENT

The Company entered into a Credit Default Swap Agreement (the "Agreement") with an investment banking firm in order to mitigate the potential risk of nonpayment of certain debt securities issued by a foreign country that it periodically trades within its securities owned portfolio. The Agreement guarantees a total face value of $5,000,000 of debt securities issued by the foreign country in the event of default. The Company pays an interest-based fee to the investment banking firm in return for this guarantee. During the years ended December 31, 2007 and 2006, the Company recorded interest expense of approximately $148,000 and $150,000, respectively, related to this Agreement and is presented as a component of interest expense in the accompanying consolidated statements of operations. The Agreement also calls for the Company to hold a certain amount of its cash in an interest bearing account with the financial institution to guarantee payment of future interest. As of December 31, 2007 and 2006, the balance of this account totaled approximately $440,000 and $418,000, respectively, and is presented as restricted cash in the accompanying consolidated statements of financial condition.

13. EMPLOYEE RETIREMENT SAVINGS PLAN

The Company participates in a Salary Reduction Simplified Employee Pension Plan (the "Plan") for its employees. An employee is eligible to participate in the Plan after three months of employment with the Company. Employees can contribute from 1 to 15% of their bi-weekly pay into the Plan to a maximum of the lesser of 25% of the participant's compensation (limited to $220,000 of the participant's compensation) or $15,500 in 2007. The Company matches up to 100% of the first 3% of a participating employee's contribution to the Plan. During the years ended December 31, 2007 and 2006, the Company contributed $28,812 and $22,708, respectively, to the Plan.

* * * * * *

INVEX, INC.

SCHEDULE I

UNCONSOLIDATED COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2007

NET CAPITAL—Total shareholder's equity from statements of financial condition	$ 16,941,113
DEDUCT—Nonallowable assets:	
Restricted cash	505,728
Deferred tax asset—net	5,144
Receivables	789,447
Investment in subsidiary	1,383,192
Furniture and equipment—net	182,745
Other assets	274,057
Total nonallowable assets	3,140,313
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	13,800,800
DEDUCT—Haircuts on securities:	
Debt securities	633,492
Other securities	643,832
Total haircuts on securities	1,277,324
NET CAPITAL	$ 12,523,476
CAPITAL REQUIREMENT—Greater of 2% of aggregate debit items as shown in formula for reserve requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation ($0) or $250,000	$ 250,000
NET CAPITAL IN EXCESS OF REQUIREMENT	12,273,476
NET CAPITAL AS ABOVE	$ 12,523,476

There are no material differences between the net capital amount above and the amount reported on the Company's unaudited Focus report.

Deloitte.

Deloitte & Touche LLP
Certified Public Accountants
Suite 400
200 South Biscayne Boulevard
Miami, FL 33131-2310
USA

Tel: +1 305 372 3100
Fax: +1 305 372 3160
www.deloitte.com

February 20, 2008

INVEX, Inc.
601 Brickell Key Drive
Suite 400
Miami, FL 33131

In planning and performing our audit of the consolidated financial statements of INVEX, Inc., a Delaware corporation wholly owned by INVEX, Casa de Bolsa, S.A. de C.V., and subsidiary (the "Company") as of and for the year ended December 31, 2007 (on which we issued our report dated February 20, 2008), in accordance with auditing standards generally accepted in the United States of America we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc.) and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP

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